Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Options Three Arizona Porphyry Copper Projects to
Desert Star Resources

Vancouver, British Columbia, September 4, 2013 (TSX Venture: EMX; NYSE MKT: EMXX) --Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce that it has entered into three option purchase agreements, through its wholly owned subsidiary Bronco Creek Exploration, with Desert Star Resources Ltd. (TSX Venture: DSR) (“Desert Star”) for the Red Top, Copper Springs, and Copper King porphyry copper projects (each a “Project” and collectively the “Projects”). The Projects are located approximately 100 kilometers east of Phoenix and occur in the prolific Globe-Miami and Superior (Pioneer) mining districts. The copper porphyry belt in this part of Arizona has been structurally dismembered and tilted by post mineral faults, and broadly covered by post mineral rocks. EMX’s structural geologic reconstructions led to the recognition of new, concealed porphyry copper targets in mining districts where earlier exploration targeted deposits thought to be intact and structurally upright.

Commercial Terms Overview. Pursuant to the three option purchase agreements, Desert Star can earn 100% interest in each of the three Projects, after which EMX will retain a 2.5% NSR royalty. Desert Star has the option to purchase 0.5% NSR of the NSR for US$2,500,000 by the 12th anniversary of the signing date. Desert Star’s earn-in requirements for each Project consist of the following:

  Delivering to EMX 350,000 shares of Desert Star upon TSX Venture approval,

  Incurring a minimum of US$5,000,000 in exploration expenditures by the seventh anniversary of the signing date, and

  Making additional milestone payments to the Company consisting of:

  Advance Minimum Royalty (“AMR”) payments totaling the value* of 220,000 lbs of copper by the fifth anniversary of the signing date and the value of 80,000 lbs of copper annually thereafter until commencement of production, to be credited against 80% of each payment of EMX’s NSR royalty upon production, and

  A payment of $30,000 upon completion of 1,000 meters of drilling, and additional AMR payments totaling the value* of 510,000 lbs of copper tied to completion of a preliminary economic assessment, pre-feasibility study, production decision, and commencement of production. The terms include a payment based upon the known copper reserves at the time of completion of the feasibility study of 0.25% of the value* of each pound of copper up to
  500,000,000 lbs and 0.05% of the value* of each pound of copper over 500,000,000 lbs. There are additional AMR payments if project milestones are not met by certain anniversaries.

* The “value” of copper is defined by the average of the daily cash settlement prices of the London Metals Exchange for the calendar month preceding the payment due date.

Project Overviews. The Red Top, Copper Springs, and Copper King Projects occur in a region of the Arizona porphyry belt that hosts a number of copper mines and deposits, including Resolution (Rio-Tinto/BHP Billiton), Pinto Valley (Capstone Mining), Carlota (KGHM International), Miami-Inspiration (Freeport McMoRan), Magma (BHP Billiton), and Ray (ASARCO). These mines and deposits provide context for EMX’s Projects, which occur in a similar geologic setting, but this is not necessarily indicative that the Projects host similar mineralization. Brief property descriptions are given below.

  Red Top Project. Red Top is located eight kilometers north-northwest of the Resolution deposit in the Superior mining district. Resolution has an inferred resource of 1,737 Mtonnes averaging 1.52% copper and 0.035% molybdenum (Rio Tinto annual report, 2012). Red Top exhibits porphyry style alteration across a broad area, with locally intense alteration spanning several hundred meters and associated with anomalous base metals mineralization. These intensely altered areas are analogous to assemblages associated with mineralization at Resolution (Manske, 2002). EMX interprets this alteration and mineralization as an expression of the upper portion of a now moderately tilted porphyry system.
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  Copper Springs Project. Copper Springs is located in the southern part of the Globe-Miami mining district. EMX recognized fault displaced alteration and mineralization patterns that delineate porphyry copper targets concealed beneath post mineral cover. At the nearby Miami-Inspiration mining complex, which is approximately three kilometers northwest, mineralization occurs in fault- dismembered deposits at similar structural levels to the Copper Springs porphyry. In addition, the historic Old Dominion mine is a high-grade copper vein system (past production/historic reserves >10 Mtonnes at 4% Cu; Maher, 2008) that is within one kilometer and vectors towards the project. BHP Billiton is currently conducting exploration drilling adjacent to the northern and northeastern flanks of the project area (Arizona Silver Belt News, June 26th, 2013).

  Copper King Project. Copper King is located about four kilometers north of the Resolution copper deposit. The target is proximal to alteration assemblages that are analogous to those zoned within 200-500 meters of the 1% copper shell at Resolution (McCarrell, 2012). As well, numerous, variably altered porphyry dikes are observed across the property. EMX has identified porphyry copper targets that are concealed due to moderate post-mineral tilting in the area.

The partnering of these three Arizona porphyry copper properties with Desert Star was a result of EMX’s application of in-region geologic knowledge and successful execution of the prospect generation business model. EMX staked the properties on open ground at minimal cost. The Company is looking forward to working with Desert Star as they continue to advance these quality copper Projects in truly world class mining districts.

About Desert Star Resources. Desert Star Resources is a Vancouver-based mineral exploration company focused on creating shareholder value through the identification, acquisition and development of world-class copper and gold projects in top-tier mineral belts, with excellent infrastructure and an established mining culture, located in the southwestern United States.

About EMX. Eurasian is a global gold and copper exploration company utilizing a partnership business model to explore the world’s most promising and underexplored mineral belts. Eurasian generates wealth via grassroots prospect generation, strategic acquisition and royalty growth.

Mr. Dean D. Turner, CPG, a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed, verified and approved disclosure of the technical information contained in this news release.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the six-month period ended June 30, 2013 (the “MD&A”) and most recently filed Annual Information Form for the year ended period ended December 31, 2012 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

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Tel: (604) 688-6390 Fax: (604) 688-1157
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